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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2013

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Operating revenues, net of royalties (note 4)	9 648	9 584	19 491	19 223
Other income (note 5)	66	123	239	239

	9 714	9 707	19 730	19 462

Expenses
Purchases of crude oil and products	4 439	4 488	8 498	8 488
Operating, selling and general	2 335	2 016	4 606	4 458
Transportation	208	164	368	320
Depreciation, depletion, amortization and impairment	1 029	1 590	2 028	2 537
Exploration	79	96	209	141
Gain on disposal of assets	(1)	(5)	(1)	(36)
Project start-up costs	9	22	10	23
Voyageur upgrader project charges (note 14)	—	—	176	—
Financing expenses (note 9)	445	231	774	168

	8 543	8 602	16 668	16 099

Earnings before Income Taxes	1 171	1 105	3 062	3 363

Income Taxes
Current	352	429	892	926
Deferred	139	352	396	667

	491	781	1 288	1 593

Net Earnings	680	324	1 774	1 770

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	172	69	191	19
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes of $113 (2012 – $51) and $133 (2012 – $63) for the three and six months ended June 30, respectively (note 12)	329	(126)	386	(124)

Other Comprehensive Income (Loss)	501	(57)	577	(105)

Total Comprehensive Income	1 181	267	2 351	1 665

Per Common Share (dollars) (notes 3 and 11)
Net earnings – basic	0.45	0.21	1.17	1.14
Net earnings – diluted	0.45	0.20	1.17	1.12
Cash dividends	0.20	0.13	0.33	0.24

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 054    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

($ millions)	June 30 2013	Dec 31 2012

(restated – note 3)
Assets
Current assets
Cash and cash equivalents	4 530	4 385
Accounts receivable	5 126	5 201
Inventories	3 881	3 697
Income taxes receivable	867	799

Total current assets	14 404	14 082
Assets classified as held for sale (note 15)	1 646	—
Property, plant and equipment, net	55 537	55 434
Exploration and evaluation	3 339	3 284
Other assets	425	419
Goodwill and other intangible assets	3 097	3 104
Deferred income taxes	57	78

Total assets	78 505	76 401

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	789	775
Current portion of long-term debt	345	311
Accounts payable and accrued liabilities	7 033	6 446
Current portion of provisions	1 267	856
Income taxes payable	1 360	1 165

Total current liabilities	10 794	9 553
Liabilities classified as held for sale (note 15)	937	—
Long-term debt	10 510	9 938
Other long-term liabilities	1 722	2 319
Provisions	3 839	4 932
Deferred income taxes	10 460	10 444
Shareholders' equity	40 243	39 215

Total liabilities and shareholders' equity	78 505	76 401

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    055

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Operating Activities
Net earnings	680	324	1 774	1 770
Adjustments for:
Depreciation, depletion, amortization and impairment	1 029	1 590	2 028	2 537
Deferred income taxes	139	352	396	667
Accretion	50	46	98	92
Unrealized foreign exchange loss on U.S. dollar denominated long-term debt	290	163	458	17
Change in fair value of derivative contracts	28	52	88	13
Gain on disposal of assets	(1)	(5)	(1)	(36)
Share-based compensation	55	(64)	(62)	(19)
Exploration	14	59	51	59
Settlement of decommissioning and restoration liabilities	(71)	(90)	(258)	(256)
Other	37	(80)	(38)	(82)
Decrease in non-cash working capital	420	466	710	538

Cash flow provided by operating activities	2 670	2 813	5 244	5 300

Investing Activities
Capital and exploration expenditures	(1 980)	(1 606)	(3 465)	(3 084)
Acquisitions	—	—	(515)	—
Proceeds from disposal of assets	2	6	6	43
Other investments	(2)	(4)	(6)	(4)
(Increase) decrease in non-cash working capital	(170)	(37)	(172)	50

Cash flow used in investing activities	(2 150)	(1 641)	(4 152)	(2 995)

Financing Activities
Net change in short-term debt	(176)	16	14	2
Net change in long-term debt	153	(2)	149	(7)
Issuance of common shares under share option plans	3	68	44	167
Purchase of common shares for cancellation, net of option premiums (note 8)	(294)	(548)	(699)	(731)
Dividends paid on common shares	(302)	(198)	(499)	(365)

Cash flow used in financing activities	(616)	(664)	(991)	(934)

Increase (decrease) in Cash and Cash Equivalents	(96)	508	101	1 371
Effect of foreign exchange on cash and cash equivalents	35	14	44	9
Cash and cash equivalents at beginning of period	4 591	4 639	4 385	3 781

Cash and Cash Equivalents at End of Period	4 530	5 161	4 530	5 161

Supplementary Cash Flow Information
Interest paid	278	253	351	317
Income taxes paid	127	253	684	621

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 056    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total (restated – note 3)	Number of Common Shares (thousands)

At December 31, 2011	20 303	545	(207)	14	17 937	38 592	1 558 636

Net earnings	—	—	—	—	1 770	1 770	—
Foreign currency translation adjustment	—	—	19	—	—	19	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(124)	(124)	—

Total comprehensive income	—	—	19	—	1 646	1 665	—
Issued under share option plans	219	(38)		—	—	181	9 799
Issued under dividend reinvestment plan	9	—	—	—	(9)	—	280
Purchase of common shares for cancellation, net of option premiums	(315)	—	—	—	(416)	(731)	(24 225)
Liability for share purchase commitment	(111)		—	—	(106)	(217)	—
Share-based compensation	—	59	—	—	—	59	—
Dividends paid on common shares	—	—	—	—	(365)	(365)	—

At June 30, 2012	20 105	566	(188)	14	18 687	39 184	1 544 490

At December 31, 2012	19 945	579	(223)	13	18 901	39 215	1 523 057

Net earnings	—	—	—	—	1 774	1 774	—
Foreign currency translation adjustment	—	—	191	—	—	191	—
Actuarial gain on employee retirement benefit plans	—	—	—	—	386	386	—

Total comprehensive income	—	—	191	—	2 160	2 351	—
Issued under share option plans	80	(32)	—	—	—	48	2 333
Issued under dividend reinvestment plan	12	—	—	—	(12)	—	—
Purchase of common shares for cancellation, net of option premiums (note 8)	(295)	—	—	—	(404)	(699)	(22 506)
Change in liability for share purchase commitment	(88)	—	—	—	(116)	(204)	—
Share-based compensation	—	31	—	—	—	31	—
Dividends paid on common shares	—	—	—	—	(499)	(499)	—

At June 30, 2013	19 654	578	(32)	13	20 030	40 243	1 502 884

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    057

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012 and the interim consolidated financial statements for the period ended March 31, 2013.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at July 31, 2013, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2012. Those accounting policies are consistent with those of the previous financial year, except as described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2012.

             Suncor Energy Inc.
 058    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. ADOPTION OF NEW AND AMENDED IFRS STANDARDS

Impact of the application of IFRS 11

Effective January 1, 2013, the company adopted IFRS 11 Joint arrangements. IFRS 11 establishes a principle-based approach to accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements where sufficient rights and obligations are passed to the partners. As a result, two existing joint arrangements in the Refining and Marketing segment were reclassified as joint ventures, and are now being accounted for using the equity method of accounting rather than the proportionate consolidation method. This change did not have a material impact to the consolidated financial statements, but did result in the netting of revenues and expenses for these entities into Other Income, the netting of equity pick-up and cash distribution within Other in the Consolidated Statement of Cash Flows, and the company's net investment in these entities is now presented in Other Assets.

Impact of the application of IAS 19

Effective January 1, 2013, the company adopted the amendments to IAS 19 Employee Benefits. The revised standard resulted in changes to the calculation and presentation of pension interest cost, which is now calculated on the net unfunded obligation, applying the discount rate used to measure the employee benefit obligation at the beginning of the annual period. Previously, pension interest cost was net of interest income on plan assets (using the expected return on plan assets) and interest expense on the plan obligation (using the discount rate). The net pension interest expense was reclassified to Financing Expenses from Operating, Selling and General expense. The change to the pension interest cost calculation also resulted in the refundable tax accounts (RTA) being present valued, resulting in an immaterial adjustment to the Consolidated Balance Sheet noted below.

IFRS 11 and the amendments to IAS 19 have been applied retroactively, and the effects of the application of IFRS 11 and IAS 19 amendments on the comparative periods are shown in the tables below.

Adjustments to Consolidated Statement of Comprehensive Income (1):

	Three months ended June 30, 2012			Six months ended June 30, 2012
($ millions, increase/(decrease))	IFRS 11	IAS 19	Total	IFRS 11	IAS 19	Total

Revenues and Other Income
Operating revenues, net of royalties	(15)	—	(15)	(29)	—	(29)
Other income	—	—	—	11	—	11
Expenses
Purchases of crude oil and products	(5)	—	(5)	(1)	—	(1)
Operating, selling and general	(8)	(6)	(14)	(15)	(11)	(26)
Depreciation, depletion, amortization and impairment	(2)	—	(2)	(2)	—	(2)
Financing expenses	—	19	19	—	38	38
Income Taxes
Deferred	—	(4)	(4)	—	(7)	(7)

Net Earnings (Loss)	—	(9)	(9)	—	(20)	(20)
Actuarial gain on employee retirement benefit plans	—	9	9	—	20	20

Total Comprehensive Income	—	—	—	—	—	—

Per Common Share (dollars)
Basic	—	—	—	—	(0.01)	(0.01)
Diluted	—	—	—	—	(0.02)	(0.02)

(1)
The impact of the IAS 19 adjustments on the six months ended June 30, 2013 was an increase to Financing Expenses of $24 million with a corresponding Actuarial Gain on Employee Retirement Plans of $18 million, net of income taxes of $6 million, resulting in a $nil million impact to the Consolidated Statement of Comprehensive Income.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    059

Adjustments to Consolidated Balance Sheets:

($ millions, increase/(decrease))	Dec 31 2012

Cash and cash equivalents	(8)
Accounts receivable	(43)
Inventories	(46)
Property, plant and equipment, net	(24)
Other assets	99
Goodwill and other intangible assets	(24)
Deferred income taxes	(2)

Total assets	(48)

Short-term debt	(1)
Accounts payable and accrued liabilities	(23)
Income taxes payable	(5)
Other long-term liabilities (2)	9
Provisions	(1)
Deferred income taxes (2)	(19)
Shareholders' equity (2)	(8)

Total liabilities and shareholders' equity	(48)

(2)
At December 31, 2012, the adjustment related to IAS 19 resulted in an increase of $11 million to Other Long-term Liabilities, offset by a decrease of $3 million and $8 million, respectively, to Deferred Income Taxes and Shareholders' Equity. The remaining adjustments relate to IFRS 11.

Adjustments to Consolidated Statement of Cash Flow:

($ millions, increase/(decrease))	Three months ended June 30, 2012	Six months ended June 30, 2012

Operating activities
Cash flow from operating activities before change in non-cash working capital	3	(8)
Decrease in non-cash working capital	1	25

Cash flow from operating activities	4	17
Cash flow from investing activities	—	—
Cash flow from financing activities	—	—

Increase in cash and cash equivalents	4	17

             Suncor Energy Inc.
 060    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

	Three months ended June 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	1 971	1 873	1 682	1 651	6 395	6 523	28	6	10 076	10 053
Intersegment revenues	734	635	—	154	54	49	(788)	(838)	—	—
Less: Royalties	(93)	(77)	(335)	(392)	—	—	—	—	(428)	(469)

Operating revenues, net of royalties	2 612	2 431	1 347	1 413	6 449	6 572	(760)	(832)	9 648	9 584
Other income (expenses)	6	11	7	(1)	4	11	49	102	66	123

	2 618	2 442	1 354	1 412	6 453	6 583	(711)	(730)	9 714	9 707

Expenses
Purchases of crude oil and products	54	57	123	122	5 099	5 182	(837)	(873)	4 439	4 488
Operating, selling and general	1 455	1 171	196	278	560	512	124	55	2 335	2 016
Transportation	105	103	39	36	75	51	(11)	(26)	208	164
Depreciation, depletion, amortization and impairment	562	469	311	966	125	110	31	45	1 029	1 590
Exploration	15	11	64	85	—	—	—	—	79	96
Gain on disposal of assets	—	(3)	—	—	(1)	(2)	—	—	(1)	(5)
Project start-up costs	9	21	—	—	—	1	—	—	9	22
Voyageur upgrader project charges	—	—	—	—	—	—	—	—	—	—
Financing expenses (income)	34	32	27	(9)	(1)	(1)	385	209	445	231

	2 234	1 861	760	1 478	5 857	5 853	(308)	(590)	8 543	8 602

Earnings (Loss) before Income Taxes	384	581	594	(66)	596	730	(403)	(140)	1 171	1 105
Income Taxes
Current	—	(1)	262	309	80	117	10	4	352	429
Deferred	90	223	31	55	84	112	(66)	(38)	139	352

	90	222	293	364	164	229	(56)	(34)	491	781

Net Earnings (Loss)	294	359	301	(430)	432	501	(347)	(106)	680	324

Capital and Exploration Expenditures	1 487	1 093	315	315	165	158	13	40	1 980	1 606

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    061

	Six months ended June 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	4 093	4 208	3 338	3 341	12 916	12 872	59	29	20 406	20 450
Intersegment revenues	1 655	1 517	116	426	114	86	(1 885)	(2 029)	—	—
Less: Royalties	(266)	(357)	(649)	(870)	—	—	—	—	(915)	(1 227)

Operating revenues, net of royalties	5 482	5 368	2 805	2 897	13 030	12 958	(1 826)	(2 000)	19 491	19 223
Other income	6	14	40	40	16	20	177	165	239	239

	5 488	5 382	2 845	2 937	13 046	12 978	(1 649)	(1 835)	19 730	19 462

Expenses
Purchases of crude oil and products	174	105	251	254	9 895	10 198	(1 822)	(2 069)	8 498	8 488
Operating, selling and general	2 852	2 686	357	471	1 103	1 072	294	229	4 606	4 458
Transportation	190	175	68	66	132	99	(22)	(20)	368	320
Depreciation, depletion, amortization and impairment	1 107	909	615	1 326	245	221	61	81	2 028	2 537
Exploration	89	51	120	90	—	—	—	—	209	141
Gain on disposal of assets	—	(32)	—	—	(1)	(4)	—	—	(1)	(36)
Project start-up costs	10	22	—	—	—	1	—	—	10	23
Voyageur upgrader project charges	176	—	—	—	—	—	—	—	176	—
Financing expenses (income)	66	61	34	34	—	(2)	674	75	774	168

	4 664	3 977	1 445	2 241	11 374	11 585	(815)	(1 704)	16 668	16 099

Earnings (Loss) before Income Taxes	824	1 405	1 400	696	1 672	1 393	(834)	(131)	3 062	3 363
Income Taxes
Current	1	1	682	746	184	154	25	25	892	926
Deferred	203	436	63	48	274	262	(144)	(79)	396	667

	204	437	745	794	458	416	(119)	(54)	1 288	1 593

Net Earnings (Loss)	620	968	655	(98)	1 214	977	(715)	(77)	1 774	1 770

Capital and Exploration Expenditures	2 523	2 270	675	521	243	247	24	46	3 465	3 084

             Suncor Energy Inc.
 062    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. OTHER INCOME

Other income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Energy trading activities
Change in fair value of contracts	86	6	117	(1)
Gains (losses) on inventory valuation	(52)	28	35	128
Risk management activities	(2)	44	(3)	25
Investment and interest income	15	18	40	47
Renewable energy grants	17	17	24	26
Change in value of pipeline commitments and other	2	10	26	14

	66	123	239	239

6. ASSET IMPAIRMENT

Syria

In the second quarter of 2012, the company recognized after-tax impairment charges and a bad debt provision of $694 million related to Syrian assets in its Exploration and Production business. An impairment test was performed since there was no resolution to the political situation and international sanctions continued to affect the country. The impairment losses were charged against Property, Plant and Equipment ($604 million) and other current assets ($23 million). The company also recognized a bad debt provision for the remainder of its Syrian receivables ($67 million) at June 30, 2012.

During the fourth quarter of 2012, the company received $300 million of risk mitigation proceeds related to its Syrian operations. The proceeds are subject to a provisional repayment should the company resume operations in Syria. After receipt of the risk mitigation proceeds, a valuation assessment was performed at December 31, 2012, and an impairment reversal of $177 million was recorded.

At June 30, 2013, there has been no change in the company's overall assessment of the impairment, and no further impairment or impairment reversal has been recognized.

7. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense.

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Equity-settled plans	10	19	31	59
Cash-settled plans	47	(81)	67	31

	57	(62)	98	90

8. NORMAL COURSE ISSUER BID

In September 2012, the company announced a second Normal Course Issuer Bid (the 2012 NCIB) program to purchase for cancellation of up to $1.0 billion of its common shares between September 20, 2012 and September 19, 2013. In April 2013, the Toronto Stock Exchange (TSX) accepted a notice to amend the company's 2012 NCIB, authorizing the purchase for cancellation of up to an additional $2.0 billion of its common shares, commencing May 2, 2013 and ending September 19, 2013, as the company completed the repurchase of the first $1.0 billion common shares under the 2012 NCIB in April 2013. In July 2013, the

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    063

TSX accepted a notice filed by the company to cancel its 2012 NCIB, effective as at the close of markets on August 2, 2013, and commence a new NCIB (the 2013 NCIB). The notice provides that the company may purchase for cancellation up to approximately $1.8 billion worth of its common shares commencing August 5, 2013 and ending August 4, 2014.

During the six months ended June 30, 2013, the company purchased 22.5 million (2012 – 24.2 million) common shares for total consideration of $699 million (2012 – $731 million). Of the amount recognized, $295 million (2012 – $315 million, net of $1.3 million options premiums) was charged to share capital and $404 million (2012 – $416 million) to retained earnings.

The company has also recorded a liability of $252 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $107 million was charged to share capital and $145 million to retained earnings.

9. FINANCING EXPENSES

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Interest on debt	172	164	349	326
Capitalized interest	(104)	(148)	(200)	(306)

Interest expense	68	16	149	20
Interest on pension and other post-retirement benefits	17	19	34	38
Accretion	50	46	98	92
Foreign exchange loss on U.S. dollar denominated long-term debt	290	163	458	17
Foreign exchange and other	20	(13)	35	1

	445	231	774	168

10. INCOME TAXES

In the second quarter of 2012, the Ontario government substantively enacted legislation to freeze the general corporate income tax rate at the current 11.5% instead of the planned reduction to 10%. Accordingly, the company recognized an increase in deferred tax expense of $88 million related to the revaluation of deferred income tax balances.

11. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Net earnings	680	324	1 774	1 770
Dilutive impact of accounting for awards as equity-settled (1)	—	(18)	(10)	(13)

Net earnings – diluted	680	306	1 764	1 757

(millions of common shares)
Weighted average number of common shares	1 506	1 554	1 512	1 557
Dilutive securities:
Effect of share options	1	4	2	5

Weighted average number of diluted common shares	1 507	1 558	1 514	1 562

(dollars per common share)
Basic earnings per share	0.45	0.21	1.17	1.14
Diluted earnings per share	0.45	0.20	1.17	1.12

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the three months ended June 30, 2012 and the six months ended June 30, 2013 and 2012.

             Suncor Energy Inc.
 064    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

12. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

During the second quarter of 2013, as a result of a 0.7% increase to the discount rate assumption for employee retirement plans at June 30, 2013 (December 31, 2012 – 3.90%), Other Long-term Liabilities decreased by $442 million with a corresponding actuarial gain of $329 million, net of income taxes of $113 million, recorded in Other Comprehensive Income.

13. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's derivative financial assets and liabilities measured at fair value for each hierarchy level as at June 30, 2013.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	—	51	1	52
Accounts payable	(29)	(153)	(2)	(184)

	(29)	(102)	(1)	(132)

During the three and six months ended June 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

At June 30, 2013, the carrying value of fixed-term debt accounted for under amortized cost was $9.8 billion and the fair value was $11.2 billion. The estimated fair value of long-term debt is based on pricing sourced from market data.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet. As at June 30, 2013, the net accounts receivable (payable) and derivative financial instrument was ($187) million (December 31, 2012 – $122 million), comprised of gross asset of $3,284 million (December 31, 2012 – $3,007 million) and gross liability of ($3,471) million (December 31, 2012 – ($2,885) million).

14. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P Canada Ltd.'s (Total E&P) interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

Management applies judgment in determining whether an acquisition meets the definition of a business combination or an asset purchase. When a transaction meets the definition of a business combination, the acquired identifiable assets and assumed liabilities, including contingent liabilities, are measured and recognized at their fair value on the date of the acquisition, including tax assets and liabilities. Associated transaction costs are expensed when occurred.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The preliminary allocation of the purchase price was based on current best estimates by the company. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities acquired.

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Preliminary allocation of purchase price:
Property, plant and equipment	374
Deferred income taxes	312
Decommissioning and restoration provisions	(81)
Contracts and liabilities acquired	(90)

Net assets acquired	515

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    065

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. The total net book value of the assets retained was approximately $800 million, and included a hot bitumen blending facility, storage tanks and a camp which the company plans to utilize to support the continued growth in its Oil Sands operations.

As a result of not proceeding with the project, an after-tax charge to net earnings of $127 million was recorded during the three months ended March 31, 2013, which included provisions associated with the decommissioning and restoration of the Voyageur site and contract cancellation costs. There was also a net increase of $132 million to the decommissioning and restoration provision as a result of acquiring the 49% interest in VULP and the timing of certain reclamation activities being accelerated due to the project not proceeding.

15. ASSETS HELD FOR SALE

On April 15, 2013, the company announced that it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. This transaction is expected to be closed during the third quarter of 2013, and is subject to closing conditions and regulatory approvals. The proceeds received on the closing of the transaction will be reduced by the net revenues that the company receives between the effective date and the closing date, and other closing adjustments.

The assets and liabilities classified as held for sale are as follows:

($ millions)	June 30 2013

Assets
Accounts receivable	55
Property, plant and equipment, net	1 591

Total assets	1 646

Liabilities
Accounts payable and accrued liabilities	90
Provisions	680
Deferred income taxes	167

Total liabilities	937

During the three months ended June 30, 2013, production from these assets was 43,000 boe/d (90% natural gas), and net earnings and cash flow from operating activities before changes in non-cash working capital was $26 million and $33 million, respectively. Excluded from the sale was the majority of the company's unconventional natural gas properties in the Montney region of British Columbia and unconventional oil assets in the Wilson Creek area of central Alberta.

16. COMMITMENTS

During the second quarter of 2013, Suncor entered into various agreements in the normal course of business totalling approximately $1.0 billion over the next 25 years, including contracts related to transportation, storage, and infrastructure.

             Suncor Energy Inc.
 066    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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  EXHIBIT 99.3
Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2013